FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD.
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

December 31, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on December 31, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its press releases of December 9, 2013, and December 31, 2013, it has closed its public offering of common shares (the “Offering”). Pursuant to the Offering, the Company issued 148,500,000 common shares (the “Shares”) at a price of C$1.18 per Share, for aggregate gross proceeds of C$175,230,000.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Platinum Group announces that further to its press releases of December 9, 2013, and December 31, 2013, it has closed the Offering. Pursuant to the Offering, the Company issued 148,500,000 Shares at a price of C$1.18 per Share, for aggregate gross proceeds of C$175,230,000. BMO Capital Markets and GMP Securities L.P. led a team of underwriters which included CIBC World Markets Inc., RBC Dominion Securities Inc., Barclays Capital Canada Inc., PI Financial Corp., Raymond James Ltd. and Dundee Securities Ltd. which agreed to buy the Shares on a bought deal basis.

The Company intends to use the net proceeds of the Offering to partially fund Phase 2 development at the WBJV Project 1 platinum mine, to fund the Company’s portion of ongoing exploration and engineering work on the Waterberg Joint Venture project, to fund the Company’s portion of ongoing exploration work on the Waterberg Extension project and for general working capital purposes.

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The Shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and in the United States by way of a registration statement filed with the United States Securities and Exchange Commission.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A written prospectus relating to the Offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 by telephone at 905-696-8884 x4166 or by email at EgNegro@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture project with JOGMEC and Mnombo. The Company has also expanded its exploration northward to the Waterberg Extension project.

Platinum Group is listed as PTM on the Toronto Stock Exchange and PLG on the NYSE MKT.

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This material change report contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: targeted, believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this material change report include, without limitation, statements regarding the use of proceeds of the Offering. Although the Company believes the forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, or the Company’s ability to be fully able to implement its business strategies and other risk factors described in the Company’s prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

December 31, 2013

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